SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)1

SPHERE 3D CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

84841L209

(CUSIP number)

Jennifer M. Pulick

General Counsel

Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 16 pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D
CUSIP NO. 84841L209	Page 2 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
784,648[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
784,648[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
784,648[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
10.5% [1]
14.	TYPE OF REPORTING PERSON
PN

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 8,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L209	Page 3 of 16

1.	NAMES OF REPORTING PERSONS
Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON
PN

13D
CUSIP NO. 84841L209	Page 4 of 16

1.	NAMES OF REPORTING PERSONS
CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON
PN

13D
CUSIP NO. 84841L209	Page 5 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON
CO

13D
CUSIP NO. 84841L209	Page 6 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON
CO

13D
CUSIP NO. 84841L209	Page 7 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
784,648[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
784,648[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
784,648[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
10.5% [1]
14.	TYPE OF REPORTING PERSON
OO

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 8,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L209	Page 8 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON
OO

13D
CUSIP NO. 84841L209	Page 9 of 16

1.	NAMES OF REPORTING PERSONS
FBC Holdings S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
784,648[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
784,648[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
784,648[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
10.5% [1]
14.	TYPE OF REPORTING PERSON
CO

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 8,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L209	Page 10 of 16

1.	NAMES OF REPORTING PERSONS
Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
784,648[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
784,648[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
784,648[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
10.5% [1]
14.	TYPE OF REPORTING PERSON
IN

[1]	After giving effect to the transactions reported herein, includes (i) 326,667 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$75.00 per share, (ii) 8,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 20,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 20,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L209	Page 11 of 16

ITEM 1.         Security and Issuer

This constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D relating to the shares of Common Stock of Sphere 3D Corporation (the “Issuer” or “Sphere 3D”) filed with the SEC on December 11, 2014 as subsequently amended by Amendment No. 1 filed on August 4, 2015 and further amended by Amendment No. 2 filed on January 4, 2016, Amendment No. 3 filed on April 28, 2016, Amendment No. 4 filed on September 27, 2016, Amendment No. 5 filed on December 22, 2016, Amendment No. 6 filed on January 4, 2017, Amendment No. 7 filed on February 2, 2017, Amendment No. 8 filed on February 13, 2017, Amendment No. 9 filed on July 3, 2017 and Amendment No. 10 filed on January 3, 2018 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital”), Crescent 1, L.P., a Delaware limited partnership (“CRES”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“CMFII”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“CSOM”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus Capital, CRES, CRS, CMFII, CSOM, Cyrus GP, Cyrus Advisors, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 11 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 3.         Source and Amount of Funds or Other Consideration

On February 16, 2018, FBC abandoned and surrendered (the “February 2015 Warrant Abandonment”) all of FBC’s warrants to purchase common shares of the Issuer under that certain Warrant Certificate No. W-1 dated as of February 19, 2015 (the “February 2015 A-1 Warrant”). FBC received no proceeds from February 2015 Warrant Abandonment. After giving effect to the February 2015 Warrant Abandonment, FBC is entitled to be issued 8,000 Common Shares upon exercise of the 2015 Warrants.

On February 21, 2018, FBC sold 196,725 Common Shares in open market sales at an average gross price of US$2.418044 per share for a total of US$475,689.71 in gross proceeds. These Common Shares were sold in multiple transactions at prices ranging from US$2.39560 to US$2.64470. The Reporting Persons undertakes to provide the full information regarding the number of Common Shares sold at each price to the Commission upon request.

On February 22, 2018, the Reporting Persons sold, in the aggregate, 212,490 Common Shares in open market sales at a gross price of US$2.2105 per share for a total of US$469,709.15 in gross proceeds.

On February 23, 2018, FBC sold, in the aggregate, 200,000 Common Shares in open market sales (collectively, with the open market sale of Common Shares on February 21, 2018 and February 22, 2018, the “Sale Transactions”) at an average gross price of US$2.2069 per share for a total of US$441,380 in gross proceeds.

ITEM 4.         Purpose of Transaction

On February 16, 2018, FBC conducted the 2015 Warrant Abandonment. FBC received no proceeds from the 2015 Warrant Abandonment. After giving effect to the February 2015 Warrant Abandonment, FBC is entitled to be issued 8,000 Common Shares upon exercise of the 2015 Warrants.

On February 21, 2018, FBC sold 196,725 Common Shares in open market sales at an average gross price of US$2.418044 per share for a total of US$475,689.71 in gross proceeds. These Common Shares were sold in multiple transactions at prices ranging from US$2.39560 to US$2.64470. The Reporting Persons undertakes to provide the full information regarding the number of Common Shares sold at each price to the Commission upon request.

On February 22, 2018, the Reporting Persons sold, in the aggregate, 212,490 Common Shares in open market sales at a gross price of US$2.2105 per share for a total of US$469,709.15 in gross proceeds.

On February 23, 2018, FBC sold, in the aggregate, 200,000 Common Shares in open market sales at an average gross price of US$2.2069 per share for a total of US$441,380 in gross proceeds.

13D
CUSIP NO. 84841L209	Page 12 of 16

The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. Currently, the Reporting Persons are actively engaging in disposing a material portion of the Common Shares they own in the open market and are evaluating whether to dispose of any additional securities in the future. In addition, the Reporting Persons may engage in discussions with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5.         Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 6,698,271 Common Shares outstanding at October 23, 2017 as disclosed in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K (File No. 00136532) filed with the SEC on November 13, 2017 plus (ii) the 409,981 Common Shares issued to FBC in lieu of interest on December 29, 2017.

(c) Other than the February 2015 Warrant Abandonment and the Sale Transactions reported herein, there have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Person.

(e) Not applicable.

13D
CUSIP NO. 84841L209	Page 13 of 16

ITEM 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.         Material to be Filed as Exhibits

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Schedule 13D as filed with the Securities and Exchange Commission on December 11, 2014)

13D
CUSIP NO. 84841L209	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 23rd day of February, 2018

13D
CUSIP NO. 84841L209	Page 15 of 16

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.

By:	Cyrus Capital Advisors, L.L.C., its general partner

By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.

By:	Cyrus Capital Advisors, L.L.C., its general partner

By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

13D
CUSIP NO. 84841L209	Page 16 of 16

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL ADVISORS, L.L.C.

By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

FBC HOLDINGS S.á r.l.

By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

STEPHEN C. FREIDHEIM

/s/ Stephen C. Freidheim
Stephen C. Freidheim